UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14D-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

AUDIENCE, INC.

(Name of Subject Company)

ORANGE SUBSIDIARY, INC.

(Offeror)

KNOWLES CORPORATION

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

05070J102

(CUSIP Number of Class of Securities)

Jeffrey S. Niew

President & Chief Executive Officer

Knowles Corporation

1151 Maplewood Drive

Itasca, Illinois 60143

(630) 250-5100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Thomas G. Jackson, Esq. Senior Vice President, General Counsel & Secretary Knowles Corporation 1151 Maplewood Drive Itasca, Illinois 60143 (630) 250-5100	Paul L. Choi, Esq. Jennifer F. Fitchen, Esq. Sidley Austin LLP One South Dearborn Street Chicago, Illinois 60603 (312) 853-7000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$138,054,637.74	$16,041.95

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), based on the product of (i) $4.74, the average of the high and low per share prices of Audience, Inc. common stock as reported on the NASDAQ Global Select Market on May 12, 2015, and (ii) 29,125,451, the number of shares of Audience, Inc. common stock estimated to be outstanding at the time the offer and the merger are completed plus the aggregate number of shares of Audience, Inc. common stock issuable upon exercise and conversion of all outstanding stock options and restricted stock units as of such date.
(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Exchange Act of 1934 equals 0.0001162 multiplied by the transaction valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $7,581.01	Filing Party: Knowles Corporation
Form or Registration No.: Form S-4	Date Filed: May 19, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by Knowles Corporation, a Delaware corporation (“Knowles”), and Orange Subsidiary, Inc., a Delaware corporation and a wholly owned subsidiary of Knowles (“Purchaser”). This Schedule TO relates to the offer (the “offer”) by Purchaser to exchange for each issued and outstanding share of common stock of Audience, Inc., a Delaware corporation (“Audience”), consideration (the “offer consideration”) consisting of both:

(i) $2.50 in cash, without interest, and

(ii) a number of shares of Knowles common stock, par value $0.01 per share, equal to the amount obtained by dividing $2.50 by the volume weighted average of the sale prices for Knowles common stock as reported on the New York Stock Exchange for each of the 10 consecutive trading days ending on and including the second trading day prior to the final expiration date of the offer, subject in each case to the adjustment procedures and collar described in the Prospectus/Offer to Exchange (as defined below) and the related Letter of Transmittal (as defined below).

The offer is being made pursuant to an Agreement and Plan of Merger, dated as of April 29, 2015, as it may be amended from time to time (the “Merger Agreement”), by and among Knowles, Purchaser and Audience, which contemplates the offer and the subsequent merger of Purchaser with and into Audience (the “merger”) with Audience surviving as a wholly owned subsidiary of Knowles. As a result of the merger, each then-outstanding share of Audience common stock held by persons other than Knowles or Purchaser and their subsidiaries, and stockholders of Audience who have properly preserved their appraisal rights, if any, under applicable law, will be converted into the right to receive the merger consideration described in the Prospectus/Offer to Exchange. On May 19, 2015, Knowles filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”) relating to the shares of Knowles common stock to be issued to Audience stockholders and holders of options, restricted stock units and other rights to purchase shares of common stock of Audience in the offer and the merger. The terms and conditions of the offer and the merger are described in the Prospectus/Offer to Exchange, which is a part of the Registration Statement (the “Prospectus/Offer to Exchange”), and the related letter of transmittal (the “Letter of Transmittal”), which are filed as Exhibits (a)(4) and (a)(1)(A) hereto, respectively.

Pursuant to General Instruction F to Schedule TO, the information contained in the Prospectus/Offer to Exchange and the Letter of Transmittal, including any prospectus supplement or other supplement thereto related to the offer hereafter filed with the SEC by Knowles or Purchaser, is hereby expressly incorporated into this Schedule TO by reference in response to Items 1 through 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO. The Merger Agreement, a copy of which is filed as Exhibit (d)(1) hereto, is incorporated into this Schedule TO by reference.

Item 1.	Summary Term Sheet.

The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Summary” and “Questions and Answers Regarding the Transaction” is incorporated into this Schedule TO by reference.

Item 2.	Subject Company Information.

(a) The subject company and issuer of the securities subject to the offer is Audience, Inc., a Delaware corporation. Its principal executive office is located at 331 Fairchild Drive, Mountain View, California 94043 and its telephone number is (650) 254-2800.

(b) The information set forth in the section of the Prospectus/Offer to Exchange entitled “Summary—The Offer” is incorporated herein by reference.

(c) The information concerning the principal market in which the Audience shares are traded and certain high and low sales prices for the Audience shares in that principal market is set forth in the section of the Prospectus/Offer to Exchange entitled “Comparative and Historical Per Share Market Price Data” and is incorporated into this Schedule TO by reference.

Item 3.	Identity and Background of Filing Person.

(a), This Schedule TO is filed by Purchaser and Knowles. The information set forth in the section of the Prospectus/Offer to Exchange entitled “Information Relating to Knowles and Purchaser” is incorporated into this Schedule TO by reference.

(b), (c) The information set forth in the section of the Prospectus/Offer to Exchange entitled “Information Relating to Knowles and Purchaser” is incorporated into this Schedule TO by reference. Additionally, the information set forth in the section entitled “Directors and Executive Officers of Knowles and Purchaser” in Schedule I to the Prospectus/Offer to Exchange is incorporated into this Schedule TO by reference.

Item 4.	Terms of the Transaction.

(a) The information set forth in the Prospectus/Offer to Exchange is incorporated into this Schedule TO by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a), (b) The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Summary,” “Background of the Transaction,” “Information Relating to Knowles and Purchaser,” “Information Relating to Audience,” “Interests of Certain Persons in the Transaction,” “The Merger Agreement” and “Other Agreements Related to the Transaction” is incorporated into this Schedule TO by reference. Except as set forth therein, there have been no material contacts, negotiations or transactions during the past two (2) years which would be required to be disclosed under this Item 5 between either Purchaser or Knowles or any of their respective subsidiaries or, to the best knowledge of Purchaser and Knowles, any of those persons listed on Schedule I to the Prospectus/Offer to Exchange, on the one hand, and Audience or its affiliates, on the other, concerning a merger, a consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or transfer of a material amount of assets.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) The information set forth in the Introduction and the sections of the Prospectus/Offer to Exchange entitled “Summary,” “The Offer—Purpose of the Transaction; Plans for Audience; The Merger; Appraisal Rights” and “Background of the Transaction” is incorporated into this Schedule TO by reference.

(c)(1-7) The information set forth in the Introduction and in the sections of the Prospectus/Offer to Exchange entitled “Background of the Transaction,” “The Offer,” “The Merger Agreement,” “Other Agreements Related to the Transaction” and “Comparative and Historical Per Share Market Price Data” is incorporated into this Schedule TO by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a), (b) The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Questions and Answers Regarding the Transaction,” “Risk Factors,” “Source and Amount of Funds,” “The Merger Agreement” and “Unaudited Pro Forma Condensed Combined Financial Statements” is incorporated into this Schedule TO by reference.

(d) Knowles plans to finance a portion of the offer and the merger using funds drawn under its Amended and Restated Credit Agreement dated as of December 31, 2014, as amended on April 17, 2015 (the “Credit Agreement”), among Knowles and Knowles Luxembourg International S.à r.l., as borrowers, the lenders named therein and JPMorgan Chase Bank, N.A., as administrative agent. The Credit Agreement provides for a $350.0 million five-year senior secured revolving credit facility, as well as a $300.0 million five-year senior secured term loan facility, which are referred to collectively as the “Credit Facilities.” The Credit Facilities are secured by equity in certain subsidiaries of Knowles and include a requirement, to be tested quarterly, that Knowles maintains both (i) a minimum ratio of consolidated EBITDA to consolidated interest expense of 3.25 to 1.0 and (ii) a maximum ratio of consolidated total indebtedness to consolidated EBITDA of 3.25 to 1.0. For these ratios, consolidated EBITDA and consolidated interest expense are calculated using the most recent four consecutive fiscal quarters in a manner defined in the Credit Agreement, subject to certain exceptions and carveouts described in the First Amendment to the Credit Agreement, which was entered into to facilitate Knowles’ ability to consummate the merger.

The interest rate under the Credit Facilities is variable based on LIBOR at the time of the borrowing and Knowles’ leverage as measured by a total indebtedness to consolidated EBITDA ratio. Based upon Knowles’ total indebtedness to consolidated EBITDA ratio, Knowles’ borrowing rate could range from LIBOR + 1.25% to LIBOR + 2.25%. In addition, a commitment fee accrues on the average daily unused portion of the revolving facility at a rate of 0.2% to 0.4%. The weighted-average interest rate for the Credit Facilities was 1.93% for the three months ended March 31, 2015, and the weighted-average commitment fee on the revolving line of credit was 0.30% for the three months ended March 31, 2015.

Knowles has the right to prepay borrowings under the Credit Facilities and to reduce the unutilized portion of the revolving facility, in each case, at any time without premium or penalty (except for Eurodollar breakage fees, if any). Knowles is required to prepay borrowings under the term facility with 100% of the net cash proceeds of sales or dispositions of assets or other property (including, among others, the proceeds of issuances of equity interests by subsidiaries), subject to certain reinvestment rights and other exceptions. Knowles has no current plan or arrangement to finance or repay the Credit Facilities.

Item 8.	Interest in Securities of the Subject Company.

(a), (b) The information set forth in the Introduction and in the sections of the Prospectus/Offer to Exchange entitled “Background of the Transaction,” “The Offer,” “Interests of Certain Persons in the Transaction,” “The Merger Agreement,” “Other Agreements Related to the Transaction,” “Information Relating to Audience” and “Information Relating to Knowles and Purchaser” and Schedule I in the Prospectus/Offer to Exchange is incorporated herein by reference. Except as set forth therein, none of Knowles, its subsidiaries (including Purchaser) or any of their officers and directors owns or has any interest in any shares of Audience common stock, nor have they engaged in any transactions with respect to shares of Audience common stock in the past 60 days.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

(a) The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Summary,” “Background of the Transaction” and “The Offer” is incorporated into this Schedule TO by reference.

Item 10.	Financial Statements.

(a) The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Summary Selected Consolidated Historical Financial Data of Knowles,” “Summary Selected Unaudited Pro Forma Condensed Combined Financial Data” and “Unaudited Pro Forma Condensed Combined Financial Statements” is incorporated into this Schedule TO by reference. Additionally, the financial statements in Knowles’ Quarterly Report on Form 10-Q for the quarter ended March 31, 2015 and Knowles’ Annual Report on Form 10-K for the year ended December 31, 2014 are incorporated herein by reference. Copies of such reports should be available for inspection at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Copies of such information should be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC’s principal office at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain information by calling the SEC at 1-800-732-0330. The SEC also maintains a website at www.sec.gov that contains public filings reports, proxy statements and other information relating to Audience and Knowles that have been filed via the EDGAR system. You may also obtain copies of this information from Knowles’ website, www.knowles.com, or by sending a request to Knowles Corporation, Attention: Corporate Secretary, 1151 Maplewood Drive, Itasca, Illinois 60143, or from Audience’s website, www.audience.com, as applicable. Information contained on Knowles’ or Audience’s respective websites does not constitute part of this Schedule TO or the Prospectus/Offer to Exchange.

(b) The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Summary Selected Unaudited Pro Forma Condensed Combined Financial Data” and “Unaudited Pro Forma Condensed Combined Financial Statements” is incorporated into this Schedule TO by reference.

Item 11.	Additional Information.

(a) The information set forth in the Introduction and the sections of the Prospectus/Offer to Exchange entitled “Summary,” “Background of the Transaction,” “Risk Factors,” “The Offer,” “The Merger Agreement” and “Other Agreements Related to the Transaction” is incorporated into this Schedule TO by reference.

(c) The information set forth in the Prospectus/Offer to Exchange and the Letter of Transmittal is incorporated into this Schedule TO by reference.

Item 12.	Exhibits.

The exhibits listed in the accompanying Exhibit Index are filed or incorporated by reference as a part of this Schedule TO.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 19, 2015

ORANGE SUBSIDIARY, INC.

By:	/s/ Raymond D. Cabrera
Name:	Raymond D. Cabrera
Title:	President

KNOWLES CORPORATION

By:	/s/ Jeffrey S. Niew
Name:	Jeffrey S. Niew
Title:	President & Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to Knowles’ Registration Statement on Form S-4 filed with the SEC on May 19, 2015 (the “Form S-4”))

(a)(1)(B)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 to the Form S-4)

(a)(1)(C)	Form of Letter from the Information Agent to Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to the Form S-4)

(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to the Form S-4)

(a)(4)	Prospectus/Offer to Exchange relating to the shares of Knowles common stock to be issued in the offer and the merger (incorporated by reference to the Form S-4)

(a)(5)(A)	Joint Press Release Issued by Knowles and Audience, dated April 30, 2015 (incorporated by reference to Exhibit 99.1 to Knowles’ Form 8-K filed with the SEC on April 30, 2015)

(a)(5)(B)	Investor Presentation Materials, dated April 30, 2015, titled “Knowles to Acquire Audience” (incorporated by reference to the Form 425 filed by Knowles on April 30, 2015)

(a)(5)(C)	Form of Summary Advertisement published in the New York Times on May 19, 2015 (incorporated by reference to the Form 425 filed by Knowles on May 19, 2015)

(b)(1)	Amended and Restated Credit Agreement, dated as of December 31, 2014, among Knowles, Knowles Luxembourg International S.à r.l. and certain other subsidiaries of Knowles, as borrowers, the lenders named therein and JPMorgan Chase Bank, N.A., as administrative agent (incorporated by reference to Exhibit 10.1 to Knowles’ Form 8-K filed with the SEC on January 6, 2015)

(b)(2)	First Amendment, dated as of April 17, 2015, to Amended and Restated Credit Agreement by and among Knowles and Knowles Luxembourg International S.à r.l., as borrowers, the lenders named therein and JPMorgan Chase Bank, N.A., as administrative agent (incorporated by reference to Exhibit 10.2 to Knowles’ Form 8-K filed with the SEC on April 30, 2015)

(d)(1)	Agreement and Plan of Merger, dated as of April 29, 2015, among Knowles, Purchaser and Audience (incorporated by reference to Exhibit 2.1 to Knowles’ Form 8-K filed with the SEC on April 30, 2015)

(d)(2)	Form of Tender and Support Agreement, dated as of April 29, 2015, between Knowles, the directors and executive officers of Audience and certain affiliates of Tallwood Venture Capital (incorporated by reference to Exhibit 10.1 to Knowles’ Form 8-K filed with the SEC on April 30, 2015)